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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

                       Commission File Number:  0-21040
                                                -------

                      Cambridge Technology Partners, Inc.
          (f/k/a Cambridge Technology Partners (Massachusetts), Inc.)
         ------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                              8 Cambridge Center
                        Cambridge, Massachusetts 02142
                                (617) 374-9800
         ------------------------------------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $0.01 per share
   Series A Junior Participating Preferred Stock, par value $0.01 per share
   --------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
        --------------------------------------------------------------
             (Titles of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to files reports:

                   Rule 12g-4(a)(1)(i)  [ X]    Rule 12h-3(b)(1)(ii)  [  ]
                   Rule 12g-4(a)(1)(ii) [  ]    Rule 12h-3(b)(2)(i)   [  ]
                   Rule 12g-4(a)(2)(i)  [  ]    Rule 12h-3(b)(2)(ii)  [  ]
                   Rule 12g-4(a)(2)(ii) [  ]    Rule 15d-6            [  ]
                   Rule 12h-3(b)(1)(i)  [ X]

Approximate number of holders of record of Common Stock as of the certificate or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cambridge Technology Partners, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 10, 2001

                   CAMBRIDGE TECHNOLOGY PARTNERS, INC.

                   By:  /s/ Joseph A. LaSala, Jr.
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                        Name:  Joseph A. LaSala, Jr.
                        Title: Senior Vice President, General Counsel
                               and Secretary